July 9, 2009

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Edwin S. Kim, primary legal examiner

Pamela Howell, Special Counsel

Re:	Bakers Footwear Group, Inc.

Form 10-K for the year ended January 31, 2009

Filed April 24, 2009

File No. 000-50563

Dear Mr. Kim and Ms. Howell:

I am writing this letter on behalf of Bakers Footwear Group, Inc. (the “Company”) in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 29, 2009 regarding the above-referenced report filed by the Company.

This letter sets forth each comment of the Staff in the comment letter and, following each comment, sets forth the Company’s response.

Exhibits

1.

We note that Exhibits 4.1, 4.3, 10.1 to the Form 8-K filed February 4, 2008, Exhibit 4.1 to the Form 8-K filed May 9, 2008, Exhibit 4.8 to the Form 10-Q filed on June 17, 2008 omit certain schedules and exhibits. Please file the exhibits in their entirety, as required by Item 601(b)(4) and (b)(10) of Regulation S-K.

Response: The Company acknowledges the comments of the Staff. Although not expressly set forth in Item 601(b)(4) and 601(b)(10) of Regulation S-K, the Company previously understood that it did not need to file “[s]chedules (or similar attachments) to these exhibits...unless such schedules contain information which is material to an investment decision...” as provided in Item 601(b)(2). Any schedules omitted were immaterial and primarily consist of more than 50 pages of insurance binder information, bank account numbers and other redundant information in respect of a credit agreement.

July 9, 2009

Nevertheless, the Company respectfully advises the Staff that, to the extent the above-referenced exhibits were filed without complete schedules and exhibits, the Company plans to re-file such exhibits with complete copies of all schedules and exhibits with its upcoming Quarterly Report on Form 10-Q, subject to any requests for confidential treatment that may be applicable. The Company further confirms that, when required to file material agreements in the future as exhibits to its periodic reports, it will file complete copies of appropriate exhibits and schedules as required.

******

The Company acknowledges that:

▪	It is responsible for the adequacy and accuracy of the disclosure in its filings;
▪	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and
▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We expect this fully responds to the Staff’s comments. If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (314) 621-0699, ext. 192.

Sincerely,

/s/ Charles R. Daniel

Charles R. Daniel

Chief Financial Officer

cc:	Peter A. Edison Bakers Footwear Group, Inc.

William L. Cole

Bryan Cave LLP